

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

VIA U.S. MAIL

Kenneth L. Shartz
Chief Executive Officer
Bella Petrella's Holdings, Inc.
5206 East Long Boat Boulevard
Tampa, Florida 33615

> **Re: Bella Petrella's Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 3, 2010**
> **File No. 333-169145**

Dear Mr. Shartz:

We have reviewed your letter dated December 3, 2010, and the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please add a prospectus summary that includes a brief overview of your company and the offering. Such summary should include, without limitation, a brief description of your arrangements with Stello Foods, Inc. and Ferraro Foods.

2. Please clarify your relationship with Ferraro Foods. In that regard, we note your reference at page 12 to Ferraro Foods as your customer, and your reference at page 15 to

Ferraro Foods as your distributor. Similarly, we note your disclosure at page 20 that you sell your products to Famous Famiglia Pizzerias through Ferraro Foods, and your disclosure at page 11 that you have recently sold your newly introduced pizza sauce to a pizza restaurant chain. In addition, please disclose whether you have a contract with Ferraro Foods, and file any such contract with the next amendment to your registration statement.

3.   With a view toward disclosure, please advise us whether Ferraro Foods is affiliated with you or your officers and directors in any manner other than the business relationships disclosed in your filing.

Prospectus Cover Page

4.   We note your disclosure that you expect your common stock to be quoted on the OTC Bulletin Board. Please revise your disclosure to provide an update to the status of the application to the OTC Bulletin Board. For example, and without limitation, please disclose whether an application has been submitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations During the Development Stage, page 11

Results of Operations, page 11

5.   We note your response to prior comment eight of our letter dated November 23, 2010. Based on the facts and circumstances presented therein, and in your response letter dated October 29, 2010, we are not in a position to agree that push down accounting is appropriate for JVW Entertainment's acquisition of shares of Bella Petrella. Please revise your financial statements and related disclosures accordingly.

Related Party Transactions, page 20

6.   We note your disclosure at page 20 that Famous Famiglia Pizzerias is a subsidiary of DeBartolo Holdings LLC, for which one of your directors is chairman and chief executive officer, that one of your founders is the executive chef and director of northeast operations of Famous Famiglia Pizzerias and that you "believe the relationships Mr. DeBartolo and Mr. Petrella, Jr. have with Famous Famiglia Pizzerias is a positive factor in its purchase of [y]our products." To the extent known, please disclose the percentage of Famous Famiglia Pizzeria's purchases of sauce and salsas that are your sauces and salsas.

Selling Stockholders, page 21

7.   We note that Helen Daly and Rockwell Consultants, Inc. are selling in the aggregate 1,957,750 shares of your common stock that were previously purchased from JVW Entertainment Inc. Please provide the consideration paid by each such selling shareholder to JVW Entertainment Inc. in connection with the purchase of such shares.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.


Sincerely,

H. Roger Schwall
Assistant Director

cc   Jackson L. Morris, Esq.
        (800) 310-1695 (fax)